EXHIBIT 1

MI Developments Inc. 455 Magna Drive Aurora, Ontario L4G 7A9 Tel (905) 713-6322 Fax (905) 713-6332

MI DEVELOPMENTS ISSUES PRESENTATION OF ANALYSIS
UNDERLYING BOARD RECOMMENDATION TO VOTE
AGAINST GREENLIGHT CAPITAL PROPOSALS

Presentation Available On Company Website

        April 11, 2005, Aurora, Ontario, Canada — MI Developments Inc. (TSX: MIM.SV.A, MIM.MV.B; NYSE: MIM) announced today that it has posted on the Company website an investor presentation relating to the two resolutions proposed by hedge funds managed by Greenlight Capital, Inc. and the MID Board of Directors' recommendation that shareholders vote to reject those proposals.

        As previously announced, the Board reached its conclusions after considering the recommendations of a Special Committee of independent directors, which retained independent legal and financial advisors. In addition to the Special Committee recommendations, the Board considered the advice of the Company's management and its financial and legal advisors in recommending that shareholders vote against the Greenlight resolutions.

        The investor presentation summarizes the analysis that was performed by the advisors to the Special Committee and management during their respective reviews of the proposals. The investor presentation also highlights relevant factors that Greenlight's proposals do not take into consideration. The presentation is being used in a series of management meetings with shareholders and is available to all investors at www.midevelopments.com under the heading "Investor Relations — Financial Reports & Filings — Other Reports". The presentation will also be filed with the Ontario Securities Commission and the United States Securities and Exchange Commission.

        The presentation reflects the Board's conclusion that, at this time, MID can best deliver enhanced long-term shareholder value by retaining its current corporate form, maintaining its strategic investment in Magna Entertainment Corp. (MEC), and pursuing the Board's additional recommendations announced on April 4, 2005.

        "Both the Board and Greenlight agree on the potential value of MID and the need to increase MID's return on equity in order to enhance value for our shareholders. However, we have different perspectives on the best way to achieve this," said John Simonetti, Chief Executive Officer of MID. "Greenlight's financial analysis suggests that the bulk of this value would be created by MID taking on more than $500 million of debt to fund an immediate stock buyback, and not necessarily by the conversion of MID to a REIT or a spin-off of MEC. The Board's additional recommendations are intended to achieve the same value-enhancing objectives through a more disciplined approach to increasing return on equity over a reasonable period of time that would allow MID to retain the flexibility to continue to pursue its strategic plan and to grow our core real estate business."

        On April 4, 2005, the Company announced the unanimous recommendation of the Board, based on, among other things, the Special Committee recommendations, that shareholders vote against the two Greenlight resolutions at the Company's Annual and Special Meeting on May 4, 2005. One resolution proposes that MID sell to a third party or distribute to MID shareholders its 59% equity (96% voting) interest in MEC. A second resolution proposes that MID be converted into an income-oriented investment vehicle such as a real estate investment trust (REIT). The Special Committee and the Board determined that neither of these actions is currently in the best interests of MID or its shareholders.

        In commenting on the investor presentation and the unfounded criticisms of the Board and Committee process made by Greenlight in a statement on April 8, Douglas Young, MID's Lead Director and Chairman of the Special Committee, stated: "The Board remains committed to enhancing long-term shareholder value in a disciplined and reasonable manner. Greenlight Capital is simply wrong in its statements about the role of the Board of Directors. Frank Stronach's interests, as portrayed by Greenlight or otherwise, did not shape the recommendations of the Special Committee of independent MID directors. The Board and the Committee conducted a thorough, complete and independent review of the Greenlight proposals."

        As well as Mr. Young, the Special Committee consists of Philip Fricke and Manfred Jakszus, each of whom has been determined by the MID Board of Directors to be independent of MEC, MID's management and Mr. Stronach. The Special Committee retained Goodmans LLP as its independent legal advisor and CIBC World Markets Inc. as its independent financial advisor. Management retained BMO Nesbitt Burns Inc. as its financial advisor.

        The recommendations of the Board of Directors and its reasons are described in the Management Information Circular that has been mailed to MID shareholders in connection with the annual and special meeting of shareholders to be held on May 4, 2005 at Le Royal Meridien King Edward Hotel, 37 King Street East, Toronto, Ontario, Canada, commencing at 10:00 a.m. (Toronto time).

        Shareholders who are unable to attend the Meeting in person should complete, date and sign the BLUE proxy that was enclosed with the Management Information Circular and return it in accordance with the instructions set out in the Management Information Circular. To be effective, proxies must be received prior to 5:00 p.m. (Toronto time) on May 2, 2005.

        Shareholders with questions about how to vote their shares should contact our proxy solicitor as follows:

MORROW & CO., INC. Individuals Call Toll Free: 1-800-607-0088 Banks and Brokers Call Toll Free: 1-800-654-2468

About MI Developments Inc.

        MI Developments is a real estate operating company focusing primarily on the ownership, leasing, management, acquisition and development of a predominantly industrial rental portfolio for Magna International Inc. and its subsidiaries in North America and Europe. The Company also holds a controlling investment in Magna Entertainment Corp., North America's number one owner and operator of horse racetracks, based on revenue, and among the world's leading suppliers, via simulcasting, of live horse racing content to the growing inter-track, off-track and account wagering markets.

        For further information:

Investors:	Media:
Doug Tatters Executive Vice-President & Chief Financial Officer MI Developments Inc. 905-726-7507	John Lute Lute & Company 416-929-5883

Forward-Looking Statements

        The contents of this press release may contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements may include, among others, statements regarding MID's future plans, costs, objectives or economic performance, or the assumptions underlying any of the foregoing. In this press release we use words such as "will", "expect", "should" and similar words to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Forward-looking statements are based on information available at the time and/or management's good faith belief with respect to future events and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond MID's control, that could cause actual results to differ materially from such forward-looking statements. Such risks, uncertainties and other factors are set forth under "Risk Factors" in MID's Annual Information Form for 2004, attached as Exhibit 1 to MID's Annual Report on Form 40-F for the year ended December 31, 2004. MID expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements to reflect subsequent information, events or circumstances or otherwise.